SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. _2_)

MIGENIX INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

59861R104

(CUSIP Number)

Douglas Johnson
Suite 1320, 885 West Georgia Street, Vancouver, BC V6C 3E8
Telephone:  (604) 682-7335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

2
1)           Names of Reporting Persons

DJohnson Holdings Inc.

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[ ]

3)           SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

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6)           Citizenship or Place of Organization  British Columbia

Number of                                                                     (7)  Sole Voting Power                                                                      5,324,000

Shares Beneficially                                                      (8)  Shared Voting Power                                                                 0
Owned by
Each Reporting                                                            (9)  Sole Dispositive Power                                                             5,324,000
Person
With                                                                            (10) Shared Dispositive Power                                                          0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,324,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)	Percent of Class Represented by Amount in Row (11)	5.7%

14)	Type of Reporting Person	CO

This Amendment No.2 to Schedule 13D amends the Schedule 13D of DJohnson Holdings Inc. ("DJohnson") dated July 14, 2008, as amended by Amendment No. 1 dated July 25, 2008.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common shares (the "Shares") of MIGENIX Inc. ("MIGENIX"), a corporation organized under the laws of British Columbia, Canada, and having a principal executive office at 1032, 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed by DJohnson, a private holding company organized pursuant to the laws of the Province of British Columbia, Canada with a principal place of business at Suite 1320 - 885 West Georgia Street, Vancouver, British Columbia V6C 3E8.  DJohnson is controlled and owned by Douglas Johnson, a businessman, with a business address at Suite 1320 - 885 West Georgia Street, Vancouver, British Columbia V6C 3E8.  Mr. Johnson is a Canadian citizen.  Mr. Johnson is also Chairman of the board of directors of MIGENIX.

During the last five years, none of the directors or executive officers of DJohnson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Pursuant to two separate voting trust agreements entered into on July 2, 2008 (the "First VTA") and July 15, 2008 (the "Second VTA"), DJohnson acquired voting control and direction over 9,003,400 Shares and 2,518,000 Shares of MIGENIX, respectively.  Pursuant to the First VTA and the Second VTA ( collectively, the "VTA's"), DJohnson acquired beneficial ownership of and/or voting control over an aggregate of 16,560,400 Shares in the capital of MIGENIX, representing approximately 18% of the total issued and outstanding Shares of MIGENIX.

DJohnson requisitioned a meeting (the "Meeting") of shareholders of MIGENIX to remove a majority of the directors of MIGENIX and replace them with nominees that DJohnson identified prior to the Meeting, and DJohnson entered into the VTA's to effect such change. As part of a settlement agreement (the "Agreement") reached on August 11, 2008, between DJohnson and MIGENIX, MIGENIX reduced the size of its board of directors from seven to five members, and accepted the resignations of five incumbent directors. Following the Agreement, the new board of directors of MIGENIX (the "New Board") consisted of three new members nominated by DJohnson, as well as two incumbent members of the board.  At the Meeting, held on October 31, 2008, all of the members of the New Board were re-elected to the board of directors of MIGENIX. Following the Meeting, the Reporting Persons determined to terminate the VTA's effective December 1, 2008. DJohnson now has beneficial ownership of and/or voting control over 5,324,000 Shares of MIGENIX1, representing approximately 5.7% of the total issued and outstanding Shares of MIGENIX as of the close of business on December 1, 2008.

1  On October 31, 2008, Douglas Johnson, the sole shareholder of DJohnson, acquired 400,000 options to purchase 400,000 Shares, of which 325,000 options may be exercised by Mr. Johnson within sixty days from the date hereof.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The responses of DJohnson to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Other then as set out herein there have been no transactions in the class of securities reported on herein that were effected during the past sixty days by DJohnson.

On December 1, 2008, DJohnson acquired an additional 285,000 Shares on the open market.
DJohnson does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by DJohnson.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule 13D is dated December 19, 2008.

DJohnson Holdings Inc.

Per:  /s/ Douglas Johnson
Name:  Douglas Johnson
Title:  President